Filed Pursuant to Rule 433
Registration Statement No. 333-141478
March 27, 2007
FINAL TERM SHEET

Issuer:	Enbridge Inc.

Expected Ratings:	Moody’s Baa1; S&P A-; DBRS A

Issue of Securities:	5.60% Senior Notes due 2017

Principal Amount:	U.S. $400,000,000

Coupon:	5.60%

Interest Payment Dates:	Semi-annually on April 1 and October 1, commencing on October 1, 2007

Maturity:	April 1, 2017

Treasury Benchmark:	4.625% due February 15, 2017

U.S. Treasury Yield:	4.609%

Spread to Treasury:	1.000%

Re-offer Yield:	5.609%

Initial Price to Public:	per Note: 99.932%; Total: $399,728,000

Optional Redemption:	At any time for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date. The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

Make-Whole Premium:	T + 20 bps

Settlement Date:	March 30, 2007

Joint Book-Runners:	Banc of America Securities LLC ($90,000,000)
Deutsche Bank Securities Inc. ($90,000,000)

Co-Managers:	Citigroup Global Markets, Inc. ($36,000,000)
HSBC Securities (USA) Inc. ($36,000,000)
Merrill Lynch, Pierce, Fenner & Smith Incorporated ($36,000,000)
Morgan Stanley & Co. Incorporated ($36,000,000)
UBS Securities LLC ($36,000,000)
CIBC World Markets Corp. ($20,000,000)
Raymond James & Associates Inc. ($20,000,000)
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1 800-294-1322 or by calling Deutsche Bank Securities Inc. toll-free at 1 800-503-4611.